PW

BPB


10032844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

DEC 22 2010

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2009 (MM/DD/YY) AND ENDING 10/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARSONALLEN FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 SOUTH SIXTH ST SUITE 300
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES C BETZ 612-376-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYUM AND BARENSCHEER, PLLA
(Name – *if individual, state last, first, middle name*)

7800 METRO PARKWAY SUITE 200 MINNEAPOLIS MN 55425
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, CHARLES C BETZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARSONALLEN FINANCIAL LLC, as of OCTOBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public


JACQUELINA L MOHR
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2010 and 2009

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2010 and 2009

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2010 and 2009, and the related statements of net income, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 17, 2010

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,990,178	$ 1,814,618
Accounts Receivable and Work-in-Process, Net	258,785	343,336
Other Current Assets	66,321	35,235
Receivable from Member	-	70,850
Total Current Assets	$ 2,315,284	$ 2,264,039
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 200,865	$ 202,278
Accumulated Depreciation and Amortization	(145,510)	(142,295)
Net Property and Equipment	$ 55,355	$ 59,983
Total Assets	$ 2,370,639	$ 2,324,022
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 17,766	$ 32,502
Accrued Payroll & Related Benefits	144,123	181,861
Payable to Member	48,739	-
Deferred revenue and other accrued expenses	920,142	878,736
Total Current Liabilities	$ 1,130,770	$ 1,093,099
MEMBER'S EQUITY		
Capital	$ 25,000	$ 25,000
Retained Earnings	1,214,869	1,205,923
Total Member's Equity	$ 1,239,869	$ 1,230,923
Total Liabilities and Member's Equity	$ 2,370,639	$ 2,324,022

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2010 and 2009

	2010	2009
REVENUE	$ 8,283,008	$ 7,143,673
EXPENSES		
Service Charge from Member	$ 278,189	$ 322,306
Payroll & Related Costs	2,867,847	2,896,700
Other Administrative Costs	1,112,308	1,118,178
Depreciation & Amortization	18,419	21,133
Total Expenses	$ 4,276,763	$ 4,358,317
INCOME FROM OPERATIONS	$ 4,006,245	$ 2,785,356
OTHER INCOME AND EXPENSE		
Interest Income	2,701	10,494
NET INCOME	$ 4,008,946	$ 2,795,850

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2010 and 2009

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2008	$ 25,000	$ 1,010,073	$ 1,035,073
Net Income	-	2,795,850	2,795,850
Member's Distributions	-	(2,600,000)	(2,600,000)
Balance at October 31, 2009	$ 25,000	$ 1,205,923	$ 1,230,923
Net Income	-	4,008,946	4,008,946
Member's Distributions	-	(4,000,000)	(4,000,000)
Balance at October 31, 2010	$ 25,000	$ 1,214,869	$ 1,239,869

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 8,408,965	$ 7,140,036
Cash Paid to Employees & Suppliers	(4,222,315)	(4,386,465)
Net Cash Provided by Operating Activities	$ 4,186,650	$ 2,753,571
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest Income Received	$ 2,701	$ 10,494
Purchases of Equipment	(13,791)	(1,611)
Net Cash Provided by Investing Activities	$ (11,090)	$ 8,883
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (4,000,000)	$ (2,600,000)
Net Cash Used by Financing Activities	$ (4,000,000)	$ (2,600,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 175,560	$ 162,454
Cash and Cash Equivalents - Beginning of Period	1,814,618	1,652,164
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,990,178	$ 1,814,618
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income Operations	$ 4,006,245	$ 2,785,356
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	18,419	21,133
(Gain) Loss on Disposition of Assets	-	-
(Increase) Decrease in Receivables and Work in Process	84,551	(51,793)
(Increase) Decrease in Other Current Asset	(31,086)	11,609
(Increase) Decrease in Receivable from Member	70,850	(70,850)
Increase (Decrease) in Accounts Payable	(14,736)	22,151
Increase (Decrease) in Accrued Payroll & Related Benefits	(37,738)	(5,952)
Increase (Decrease) in Payable to Member	48,739	(6,239)
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	41,406	48,156
Net Cash Provided by Operating Activities	$ 4,186,650	$ 2,753,571

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by LarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services primarily in the Midwest.

Effective October 27, 1995, the Company registered with FINRA as a broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. In accordance with industry practice, accounts receivable include amounts that were unbilled (work in process) at the balance sheet date. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts and work in process at October 31, 2010 and 2009 was $5,000 and $7,000, respectively.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2009, 2008, and 2007 are open for examination by federal and state taxing authorities.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
On November 1, 2010, the Member acquired LeMaster & Daniels PLLC (L&D), a Spokane-based CPA firm. Prospera Wealth Management, LLC (Prospera) was a subsidiary of L&D which provided investment advisory and wealth management services through licensed representatives in Washington State. The Company will acquire cash and fixed assets from Prospera of approximately $120,000 and will assume liabilities of approximately $120,000. The operations of Prospera will be combined with the Company and the results will be included with the results of the Company commencing November 1, 2010. Assuming the acquisition had occurred on November 1, 2009, the Company's revenue and net income would have been approximately $10.3 million and $4.8 million, respectively.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 17, 2010, the date the financial statements were available to be issued.

NOTE 2 PROFIT SHARING PLAN

The Company participates in the LarsonAllen LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Board of Directors met on November 30, 2010 and approved a 4% contribution for the fiscal year ended October 31, 2010 resulting in an expense of $86,001 for 2010. For the fiscal year ended October 31, 2008, the Board of Directors approved a 3%-5% contribution; the Company used an estimate of 5% and recorded a contribution in the amount of $120,410. The Board of Directors approved a 3% contribution in the amount of $72,243 at their February 5, 2009 meeting. The difference of $48,167 was taken as a credit against expense in the fiscal year ended October 31, 2009. The Board of Directors met on December 5, 2009 and approved a 4% contribution in the amount of $81,566 for the fiscal year ended October 31, 2009, which with the credit from 2008, resulted in an expense of $33,399 for 2009.

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has an agreement with the Member for the provision of services including occupancy and other expenses at a predetermined rate. For the years ended October 31, 2010 and 2009, charges for these services and operating expenses (net of service income of $102,605 and $70,584 for 2010 and 2009, respectively) were $554,184 and $764,523, respectively. A new agreement was signed on November 1, 2009 in which the agreed on amount for other expenses was decreased. In addition, the Company had an outstanding payable of $48,739 to the Member as of October 31, 2010 and an outstanding receivable of $70,850 from the Member as of October 31, 2009.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2010, the Company had net capital of $859,408 as defined by Rule 15c3-1, which was $783,986 in excess of its required net capital of $75,422. The Company had indebtedness at October 31, 2010 in the amount of $1,130,770.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the focus statement and the accompanying audit report.

Net Capital per part IIA 5th Focus (as originally filed)	$ 720,192
Adjustments to Ownership Equity	
Decrease in accrued expenses	139,216
Ending Net Capital Per Audit Report	$ 859,408

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
October 31, 2010

OWNERSHIP EQUITY		
Member's Capital	$	25,000
Treasury Stock		-
Additional Paid-In Capital		-
Member Distributions		(4,000,000)
Retained Earnings		1,205,923
Net Profit/Loss		4,008,946
Total Ownership Equity	$	1,239,869
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	$	258,785
Other Assets		66,321
Investment in and Receivables from affiliates		-
Long-Term Assets:		
Property and Equipment (Net)		55,355
Total Non-Allowables	$	380,461
Tentative Net Capital	$	859,408
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	859,408
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	17,766
Accrued Payroll & Related Benefits		144,123
Deferred Revenue and Other		968,881
Total	$	1,130,770
REQUIRED NET CAPITAL		
NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater	$	75,422
SEC Early Warning Requirement (120% Required N.C.)		90,507
Required Net Capital	$	75,422
EXCESS NET CAPITAL		
Net Capital	$	859,408
Required Net Capital		75,422
Excess Net Capital	$	783,986
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate Indebtedness	$	1,130,770
Net Capital	$	859,408
Ratio		1.3158 to 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC (the Company) as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered LarsonAllen Financial, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LarsonAllen Financial, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination or control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 17, 2010

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from November 1, 2009 to October 31, 2010, which were agreed to by LarsonAllen Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating LarsonAllen Financial, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LarsonAllen Financial, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2010 with the amounts reported in Form SIPC-7T for the year ended October 31, 2010, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
December 17, 2010

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832